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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mercer International Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
(CUSIP Number)
588056101
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13 3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,955,732

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,955,732

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,955,732

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	0

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No.	CUSIP No. 588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,939,098

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,939,098

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,939,098

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,894,830

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,894,830

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,894,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common stock of Mercer International Inc., a Washington corporation (the “Issuer”).
     Greenlight and Mr. Einhorn previously reported beneficial ownership of the common stock of the Issuer on a Schedule 13G filed January 26, 2000, as amended by Amendment No. 1 filed February 5, 2001, Amendment No. 2 filed February 14, 2002 and Amendment No. 3 filed March 18, 2003 and also on a Schedule 13D filed on June 23, 2003, as amended by Amendment No. 1 filed July 7, 2003, Amendment No. 2 filed August 7, 2003, Amendment No. 3 filed November 24, 2003 and Amendment No. 4 filed June 28, 2005. Because Greenlight and Mr. Einhorn no longer hold the securities for the purpose of changing or influencing the control of the Issuer and are not required to file their ownership on a Schedule 13D, the parties are hereby switching to a Schedule 13G.
     This Schedule 13G relates to common stock of the Issuer, par value $1.00 per share (“Common Stock”), owned by (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”, and together with Greenlight Fund and Greenlight Qualified, the “Greenlight Funds”) for which Greenlight Inc. acts as the investment advisor.
Item 1.
(a)	Name of Issuer.

Mercer International Inc.

(b)	Address of Issuer’s Principal Executive Offices.

650 West Georgia Street, Suite 2840 Vancouver, B.C. V6B 4N8
Item 2.
(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn.

(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street, 24th Floor New York, New York 10017

(c)	Citizenship.

Greenlight Capital, L.L.C. is a limited liability company organized under the laws of the State of Delaware. Greenlight Capital, Inc. is a corporation organized under the laws of the State of Delaware. David Einhorn is a citizen of the United States.

(d)	Title of Class of Securities.

Common Stock.

(e)	CUSIP Number.

588056101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a)	As of June 9, 2006, Greenlight and Mr. Einhorn beneficially owned in the aggregate 3,894,830 shares of Common Stock of the Issuer (including 2,000,000 shares of Common Stock issuable upon the conversion of the Issuer’s 8.5% Convertible Senior Notes due 2010 (the “Notes”) purchased by the Greenlight Funds).

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 11.1% of the Issuer’s outstanding Common Stock. This percentage was calculated by dividing (i) the 3,894,830 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of June 9, 2006, by (ii) 35,169,140 shares of Common Stock, which is the sum of the 33,169,140 shares outstanding as of May 9, 2006, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006, and 2,000,000 shares of Common Stock issuable upon the conversion of the immediately convertible Notes.

(c)	Greenlight Inc. for the account of Greenlight Offshore, has the sole power to vote and dispose of the Common Shares held by Greenlight Offshore. Greenlight LLC, for the account of Greenlight Fund and Greenlight Qualified, has the sole power to vote and dispose of the Common Shares held by such entities.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 3,894,830 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: June 9, 2006

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

/s/ Daniel Roitman
Daniel Roitman, on behalf of David Einhorn

*	The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement dated June 9, 2006, among Greenlight LLC, Greenlight Inc. and David Einhorn.